SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (AMENDMENT NO. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                                 Dillard's, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    254067101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                                David Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000

                              Peter G. Smith, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                           1177 Avenue of the Americas
                               New York, NY 10036
                                 (212) 715-9100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 24, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 OF 25 PAGES)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 2 OF 25 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BARINGTON COMPANIES EQUITY PARTNERS, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                499,227 (including 8,400 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     499,227 (including 8,400 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            499,227 (including 8,400 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.72%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 3 OF 25 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BARINGTON COMPANIES INVESTORS, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                499,227 (including 8,400 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     499,227 (including 8,400 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            499,227 (including 8,400 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.72%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 4 OF 25 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BARINGTON INVESTMENTS, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                287,910 (including 5,100 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     287,910 (including 5,100 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            287,910 (including 5,100 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.41%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 5 OF 25 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BARINGTON COMPANIES ADVISORS, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                287,910 (including 5,100 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     287,910 (including 5,100 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            287,910 (including 5,100 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.41%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 6 OF 25 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BARINGTON COMPANIES OFFSHORE FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                871,132 (including 14,500 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     871,132 (including 14,500 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            871,132 (including 14,500 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.25%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 7 OF 25 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BARINGTON OFFSHORE ADVISORS II, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                871,132 (including 14,500 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     871,132 (including 14,500 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            871,132 (including 14,500 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.25%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA, OO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 8 OF 25 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BARINGTON CAPITAL GROUP, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,658,269 (including 28,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     1,658,269 (including 28,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,658,269 (including 28,000 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.39%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 9 OF 25 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            LNA CAPITAL CORP.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,658,269 (including 28,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     1,658,269 (including 28,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,658,269 (including 28,000 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.39%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 10 OF 25 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JAMES A. MITAROTONDA
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,658,269 (including 28,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    NONE
  OWNED BY            ----------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     1,658,269 (including 28,000 shares subject to
                                         call options)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,658,269 (including 28,000 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.39%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    254067101              SCHEDULE 13D            PAGE 11 OF 25 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,002,339 (including 707,100 shares subject to
  OWNED BY                               call options)
   EACH               ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,002,339 (including 707,100 shares subject to
                                         call options)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,002,339 (including 707,100 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.88%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.     254067101              SCHEDULE 13D           PAGE 12 OF 25 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MULTISTRATEGY MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    390,935 (including 87,000 shares subject to
  OWNED BY                               call options)
   EACH               ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                390,935 (including 87,000 shares subject to
                                         call options)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            390,935 (including 87,000 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.56%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 13 OF 25 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    269,313
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                269,313
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            269,313
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.39%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 14 OF 25 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MAGNOLIA MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,342,091 (including 620,100 shares subject to
  OWNED BY                            call options)
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,342,091 (including 620,100 shares subject to
                                      call options)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,342,091 (including 620,100 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.93%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 15 OF 25 PAGES
------------------------------                             ---------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,002,339 (including 707,100 shares subject to
  OWNED BY                            call options)
   EACH              ----------------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,002,339 (including 707,100 shares subject to
                                      call options)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,002,339 (including 707,100 shares subject to call options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.88%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 16 OF 25 PAGES
------------------------------                             ---------------------


          This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 25, 2008 (the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. ("Barington"), the Clinton Group, Inc. and others with respect to the Class A common stock, par value $0.01 per share (the "Common Stock"), of Dillard's Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1600 Cantrell Road, Little Rock, Arkansas 72201.

Item 2.   IDENTITY AND BACKGROUND.

          The fourth paragraph of Item 2 (a) - (c) of the Statement is hereby amended and restated as follows:

          As of October 23, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 3,660,608 shares of Common Stock, which includes 735,100 shares of Common Stock subject to call options, representing approximately 5.27% of the shares of Common Stock presently outstanding based upon the 69,443,560 shares of Common Stock reported by the Company to be issued and outstanding as of August 30, 2008 in its Form 10-Q for the quarterly period ended August 2, 2008 filed with the SEC on September 11, 2008 (the "Issued and Outstanding Shares").

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Statement is hereby amended and supplemented as follows:

          All of the purchases of Common Stock and presently exercisable American-style call options by the Reporting Entities since the filing of the Statement were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for purchases of Common Stock since the filing of the Statement was approximately $23,750 by Barington Companies Equity Partners, L.P., $13,750 by Barington Investments, L.P. and $40,000 by Barington Companies Offshore Fund, Ltd., and for the purchases of Common Stock and presently exercisable call options to acquire Common Stock since the filing of the the Statement was approximately $96,901 by Clinton Multistrategy Master Fund, Ltd., $673,108 by Clinton Special Opportunities Master Fund, Ltd., and $1,090,200 by Clinton Magnolia Master Fund, Ltd.

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Statement is hereby amended and supplemented as follows:

          On October 24, 2008, James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., and George E. Hall, the Chairman and Chief Executive Officer of Clinton Group, Inc., sent a letter to Robert C. Connor, Peter R. Johnson and Warren A. Stephens, who are the independent Class B directors of the Company. Among other things, the letter calls upon the independent Class B directors to work with the Board's Class A directors to immediately begin the process of looking for a new chief executive officer. The letter notes the Reporting Entities' belief that the future of the Company rests in the hands of the three independent Class B directors, as, together with the Class A directors, they have the power and authority to make changes desperately needed at the Company. This description of the letter is a summary only and is qualified by reference to the letter, a copy of which is attached as Exhibit 99.4 and incorporated herein by reference.

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 17 OF 25 PAGES
------------------------------                             ---------------------


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 (a) - (c) of the Statement is hereby amended and restated as follows:

          (a) - (b) As of October 23, 2008, Barington Companies Equity Partners, L.P. beneficially owned an aggregate of 499,227 shares of Common Stock, which includes 8,400 shares of Common Stock subject to call options, representing approximately 0.72% of the Issued and Outstanding Shares. As of October 23, 2008, Barington Investments, L.P. beneficially owned 287,910 shares of Common Stock, which includes 5,100 shares of Common Stock subject to call options, representing approximately 0.41% of the Issued and Outstanding Shares. As of October 23, 2008, Barington Companies Offshore Fund, Ltd. beneficially owned 871,132 shares of Common Stock, which includes 14,500 shares of Common Stock subject to call options, representing approximately 1.25% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 499,227 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., which includes 8,400 shares of Common Stock subject to call options, representing approximately 0.72% of the Issued and Outstanding Shares. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 287,910 shares of Common Stock beneficially owned by Barington Investments, L.P., which includes 5,100 shares of Common Stock subject to call options, representing approximately 0.41% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 871,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., which includes 14,500 shares of Common Stock subject to call options, representing approximately 1.25% of the Issued and Outstanding Shares. As the majority member of Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 499,227 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 287,910 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 871,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,658,269 shares of Common Stock, including an aggregate of 28,000 shares of Common Stock subject to call options, representing approximately 2.39% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 499,227 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 287,910 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 871,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,658,269 shares of Common Stock, including an aggregate of 28,000 shares of Common Stock subject to call options, representing approximately 2.39% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 499,227 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 287,910 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 871,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,658,269 shares of Common Stock, including an aggregate of 28,000 shares of Common Stock subject to call options, representing approximately 2.39% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 499,227 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., which includes 8,400 shares of Common Stock subject to call options, the 287,910 shares of Common Stock beneficially owned by Barington Investments, L.P., which includes 5,100 shares of Common Stock subject to call options, and the 871,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., which includes

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 18 OF 25 PAGES
------------------------------                             ---------------------


14,500 shares of Common Stock subject to call options. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

          As of October 23, 2008, Clinton Multistrategy Master Fund, Ltd. beneficially owned 390,935 shares of Common Stock, which includes 87,000 shares of Common Stock subject to call options, representing approximately 0.56% of the Issued and Outstanding Shares. As of October 23, 2008, Clinton Special Opportunities Master Fund, Ltd. beneficially owned 269,313 shares of Common Stock, representing approximately 0.39% of the Issued and Outstanding Shares. As of October 23, 2008, Clinton Magnolia Master Fund, Ltd. beneficially owned 1,342,091 shares of Common Stock, which includes 620,100 shares of Common Stock subject to call options, representing approximately 1.93% of the Issued and Outstanding Shares. By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd. and Clinton Magnolia Master Fund, Ltd., Clinton Group, Inc. may be deemed to beneficially own the 390,935 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 269,313 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd. and the 1,342,091 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., constituting an aggregate of 2,002,339 shares of Common Stock, including an aggregate of 707,100 shares of Common Stock subject to call options, representing approximately 2.88% of the Issued and Outstanding Shares. By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall may be deemed to beneficially own the 390,935 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 269,313 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd., and the 1,342,091 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., constituting an aggregate of 2,002,339 shares of Common Stock, including an aggregate of 707,100 shares of Common Stock subject to call options, representing approximately 2.88% of the Issued and Outstanding Shares. By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd. and Clinton Magnolia Master Fund, Ltd., Clinton Group, Inc. has the power to vote or direct the voting, and to dispose or direct the disposition, of the 390,935 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., which includes 87,000 shares of Common Stock subject to call options, the 269,313 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd., and the 1,342,091 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., which includes 620,100 shares of Common Stock subject to call options. By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all shares of Common Stock as to which Clinton Group, Inc. has voting power or dispositive power. Accordingly, Clinton Group, Inc. and Mr. Hall are deemed to have shared voting and shared dispositive power with respect to the 390,935 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., which includes 87,000 shares of Common Stock subject to call options, the 269,313 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd., and the 1,342,091 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., which includes 620,100 shares of Common Stock subject to call options. Mr. Hall disclaims beneficial ownership of any such shares except to the extent of his beneficial ownership thereof.

          Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

          The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 19 OF 25 PAGES
------------------------------                             ---------------------


          (c) Information concerning all transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement is set forth in Schedule A attached hereto and incorporated herein by reference.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The third paragraph of item 6 of the Statement is hereby amended and restated as follows:

          Certain of the Reporting Entities have entered into, and may, from time to time, enter into in the future, certain publicly traded, American-style call and put option market contracts with unrelated third parties. As of October 23, 2008, Barington Companies Equity Partners, L.P., Barington Investments, L.P. and Barington Companies Offshore Fund, Ltd. beneficially owned 8,400, 5,100 and 14,500 shares of Common Stock, respectively, pursuant to American-style call options with strike prices ranging from $12.50 to $15.00 and expiration dates of November 22, 2008. As of October 23, 2008, Clinton Multistrategy Master Fund, Ltd. and Clinton Magnolia Master Fund, Ltd. beneficially owned 87,000 and 620,100 shares of Common Stock, respectively, pursuant to American-style call options with strike prices ranging from $7.50 to $15.00 and expiration dates ranging from November 22, 2008 to January 17, 2009.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

99.4 Letter, dated October 24, 2008, from James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., and George E. Hall, the Chairman and Chief Executive Officer of Clinton Group, Inc., to Robert C. Connor, Peter R. Johnson and Warren A. Stephens, the independent
          Class B directors of the Company.

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 20 OF 25 PAGES
------------------------------                             ---------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 24, 2008

                                      BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                      By:  Barington Companies Investors, LLC,
                                           its general partner

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member


                                      BARINGTON COMPANIES INVESTORS, LLC

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member


                                      BARINGTON INVESTMENTS, L.P.
                                      By:  Barington Companies Advisors, LLC,
                                           its general partner

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member


                                      BARINGTON COMPANIES ADVISORS, LLC

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 21 OF 25 PAGES
------------------------------                             ---------------------




                                      BARINGTON COMPANIES OFFSHORE FUND, LTD.

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Authorized Signatory


                                      BARINGTON OFFSHORE ADVISORS II, LLC

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member


                                      BARINGTON CAPITAL GROUP, L.P.
                                      By:  LNA Capital Corp.,
                                           its general partner

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                           Name: James A. Mitarotonda
                                           Title: President and CEO


                                      LNA CAPITAL CORP.

                                      By:  /s/ James A. Mitarotonda
                                           ------------------------
                                           Name: James A. Mitarotonda
                                           Title: President and CEO


                                      /s/ James A. Mitarotonda
                                      ------------------------
                                      James A. Mitarotonda

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 22 OF 25 PAGES
------------------------------                             ---------------------



                                      CLINTON MULTISTRATEGY MASTER FUND, LTD.
                                      By:  Clinton Group, Inc.,
                                           its investment manager

                                      By:  /s/ Francis Ruchalski
                                           ---------------------
                                      Name:  Francis Ruchalski
                                      Title:   Chief Financial Officer


                                      CLINTON SPECIAL OPPORTUNITIES MASTER
                                      FUND, LTD.
                                      By:  Clinton Group, Inc.,
                                           its investment manager

                                      By:  /s/ Francis Ruchalski
                                           ---------------------
                                      Name:  Francis Ruchalski
                                      Title:   Chief Financial Officer


                                      CLINTON MAGNOLIA MASTER FUND, LTD.
                                      By:  Clinton Group, Inc.,
                                           its investment manager

                                      By:  /s/ Francis Ruchalski
                                           ---------------------
                                      Name:  Francis Ruchalski
                                      Title:   Chief Financial Officer


                                      CLINTON GROUP, INC.

                                      By:  /s/ Francis Ruchalski
                                           ---------------------
                                      Name:  Francis Ruchalski
                                      Title:   Chief Financial Officer


                                      /s/ George E. Hall
                                      ------------------
                                      George E. Hall

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 23 OF 25 PAGES
------------------------------                             ---------------------

                                   SCHEDULE A

         This schedule sets forth information with respect to each purchase and sale of Common Stock which were effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in the open market through a broker.

Barington Companies Equity Partners, L.P.


        DATE OF TRADE         SHARES PURCHASED (SOLD)          PRICE PER SHARE
        -------------         -----------------------          ---------------
          10/2/2008                   (30,110)                     $12.4764
          10/3/2008                   (25,925)                      11.6963
          10/21/2008                    1,900                       12.5000
          10/22/2008                   (1,900)                       5.5100

Barington Investments, L.P.


        DATE OF TRADE         SHARES PURCHASED (SOLD)          PRICE PER SHARE
        -------------         -----------------------          ---------------
          10/2/2008                   (17,350)                     $12.4764
          10/3/2008                   (14,938)                      11.6963
          10/17/2008                      200                       12.5000
          10/21/2008                      900                       12.5000
          10/22/2008                   (1,100)                       5.5100

Barington Companies Offshore Fund, Ltd.


        DATE OF TRADE         SHARES PURCHASED (SOLD)          PRICE PER SHARE
        -------------         -----------------------          ---------------
          10/2/2008                   (52,540)                     $12.4764
          10/3/2008                   (45,237)                      11.6963
          10/21/2008                    3,200                       12.5000
          10/22/2008                   (3,200)                       5.5100

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 24 OF 25 PAGES
------------------------------                             ---------------------

Clinton Magnolia Master Fund, Ltd.

        DATE OF TRADE         SHARES PURCHASED (SOLD)         PRICE PER SHARE
        -------------         ----------------------          ---------------
          7/17/08                     22,500                     $  9.46
          7/18/08                      5,200                       10.06
          7/18/08                     15,000                       10.27
          7/18/08                     (2,500)                      10.00
          7/22/08                     10,000                        9.72
          7/22/08                        500                       10.00
          7/22/08                       (500)                      10.25
          7/23/08                     13,000                       11.64
          7/30/08                      4,000                        9.95
          7/30/08                     15,000                       10.67
          8/11/08                      2,600                       11.00
          8/12/08                    (65,500)                      11.76
          8/26/08                     43,500                       11.25
          8/29/08                     15,000                       12.36
           9/2/08                     41,100                       13.56
           9/3/08                      5,000                       13.39
           9/3/08                     25,000                       13.50
           9/4/08                     37,100                       13.33
           9/8/08                     12,000                       14.36
           9/8/08                    (15,000)                      14.27
           9/9/08                     65,000                       15.14
          9/12/08                    150,000                       12.92
          9/15/08                     33,900                       11.98
          9/17/08                     40,434                       11.93
          9/17/08                     45,720                       11.95
          9/19/08                     50,000                       14.03
          9/19/08                   (258,500)                      12.50
          9/19/08                     45,000                       15.00
          9/19/08                     25,000                       13.89
          10/3/08                     11,000                       11.32
          10/7/08                     25,000                       10.24
          10/8/08                     22,000                        9.61
          10/8/08                      3,000                        9.46
         10/14/08                    (23,300)                       8.24
         10/14/08                     (8,390)                       8.49
         10/17/08                     10,000                       10.00
         10/17/08                     10,000                        6.56
         10/22/08                    (26,200)                       5.49

------------------------------                             ---------------------
CUSIP NO.      254067101             SCHEDULE 13D           PAGE 25 OF 25 PAGES
------------------------------                             ---------------------

Clinton Multistrategy Master Fund, Ltd.

        DATE OF TRADE         SHARES PURCHASED (SOLD)         PRICE PER SHARE
       --------------         ----------------------          ---------------
            7/16/08                  (11,762)                   $   9.30
            7/17/08                   22,500                        9.46
            7/18/08                   15,000                       10.27
            7/18/08                    5,200                       10.06
            7/22/08                   10,000                        9.72
            7/22/08                      500                       10.00
            7/22/08                     (500)                      10.25
            7/23/08                   13,000                       11.64
            7/30/08                    4,000                        9.95
            7/30/08                   15,000                       10.67
            8/12/08                 (149,500)                      11.76
            8/29/08                   15,000                       12.36
             9/8/08                    8,000                       14.36
             9/8/08                  (10,000)                      14.27
            9/17/08                   53,340                       11.95
            9/17/08                   47,173                       11.93
            9/18/08                   15,100                       12.57
            9/19/08                  (37,500)                      12.50
            9/22/08                   50,000                       13.37
            9/22/08                  109,000                       12.90
            9/22/08                   (9,155)                      12.88

Clinton Special Opportunities Master Fund,
Ltd.

        DATE OF TRADE         SHARES PURCHASED (SOLD)        PRICE PER SHARE
       --------------         ----------------------         ---------------
            9/16/08                   45,000                   $   12.14
            9/16/08                   47,000                       12.19
            9/17/08                   47,173                       11.93
            9/17/08                   53,340                       11.95
            9/18/08                   62,500                       11.75
            9/19/08                  (74,200)                      12.50
            10/6/08                   22,000                       10.23
           10/10/08                   31,500                        7.64
           10/10/08                  (10,000)                       9.27
           10/17/08                   25,000                        7.50
           10/20/08                   20,000                        6.61